SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 2
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

IDEATION ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

 (Title of Class of Securities)

451665103

 (CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D is filed solely to include a revised redacted Option Purchase Agreement in connection with the Reporting Persons’ confidential treatment request.  As set forth in Reporting Persons’  Schedule 13G/A, dated October 23, 2009, Reporting Persons have no beneficial ownership of common stock of Ideation Acquisition Corp.

Item 7.	Material to be Filed as Exhibits

*Exhibit 10.1  Option Purchase Agreement dated October 12, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer.

*Confidential treatment is requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.8(b)(4) and 240.24b-2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 26th day of October, 2009

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 26th day of October, 2009

MALIBU PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 26th day of October, 2009

BROAD BEACH PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 26th day of October, 2009

THE MALIBU COMPANIES, LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member